BIRCH MOUNTAIN RESOURCES LTD.
300, 250 - Sixth Avenue S.W.
Calgary, Alberta T2P 3H7

ALBERTA SECURITIES COMMISSION 4th Floor, 300 - 5th Avenue S.W. Calgary, Alberta, T2P 3C4	BRITISH COLUMBIA SECURITIES COMMISSION P.O. Box 10142 Pacific Centre 701 West Georgia Street Vancouver, British Columbia, V7Y 1L2
TSX VENTURE EXCHANGE INC. 10th Floor, 300 - 5th Avenue S.W. Calgary, Alberta, T2P 3C4

Dear Sirs:

Re:	BIRCH MOUNTAIN RESOURCES LTD. (the "Corporation")
Material Change Report

This letter is intended as a statement setting forth certain matters that may be a material change in the affairs of Birch Mountain Resources Ltd. (the "Corporation" or "Birch Mountain"). For convenience, this letter is itemized in the same manner as Form 51-102F3 of National Instrument 51-102. Concurrent with this filing, this letter is being filed with the TSX Venture Exchange, being the only exchange on which the Corporation's shares are currently listed.

Item 1 - Name and Address of Company

BIRCH MOUNTAIN RESOURCES LTD.
300, 250 - Sixth Avenue S.W.
Calgary, Alberta T2P 3H7
Tel: (403) 262-1838
Fax: (403) 263-9888

Item 2 - Date of Material Change

The material change occurred on August 27, 2004.

Item 3 - News Release

A News Release was issued on August 31, 2004 via Canada News Wire.

Item 4 - Summary of Material Change

The Corporation has completed the second part of the previously announced private placement. The Corporation issued an additional 50,000 common shares issued on a flow-through basis at a price of $0.60 per share and 612,760 units ("Units"), each Unit consisting of one common share ("Common Share") and one-half of one common share purchase warrant ("Warrant") at a price of $0.60 per Unit for gross proceeds of $397,656.

Item 5 - Full Description of Material Change

The Corporation has completed the second part of the previously announced private placement. The Corporation issued an additional 50,000 common shares issued on a flow-through basis at a price of $0.60 per share and 612,760 units ("Units"), each Unit consisting of one common share ("Common Share") and one-half of one common share purchase warrant ("Warrant") at a price of $0.60 per Unit for gross proceeds of $397,656 and total aggregate gross proceeds for the entire private placement of $5,397,655.80. Each whole Warrant will entitle the holder to acquire one Common Share at a price of $0.75 per share until December 31, 2005. The securities issued are subject to a hold period under applicable securities law until December 28, 2004.

Proceeds from the issue of Flow-Through Shares will be used to fund qualifying expenditures related to Birch Mountain's Muskeg Valley Quarry project. Proceeds from the issue of Units will be used for general corporate purposes principally related to the limestone project.

The Corporation also announces that it has granted 1,150,000 stock options to directors and officers of the Corporation, with an exercise price of $0.55, expiring August 27, 2009.

Item 6 - Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 - Omitted Information

Not applicable.

Item 8 - Executive Officer

The name of a Executive Officer of the Corporation who is knowledgeable about the material change and who can be contacted by the Commission is:

        Douglas J. Rowe, President and Chief Executive Officer
        Telephone: (403) 262-1838
        Fax: (403) 263-9888

Item 9 - Date of Report

This report is dated the 1st day of September, 2004.